January 28, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jennifer Gowetski
Kim McManus

Re:	InfraREIT, Inc.
Registration Statement on Form S-11 (File No. 333-201106)

Ladies and Gentlemen:

As the managing underwriters of the proposed public offering of common stock of InfraREIT, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness as of 4:00 p.m., Eastern Time, on January 29, 2015, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 1,438 copies of the Preliminary Prospectus issued January 20, 2015 through the date hereof, to underwriters, dealers, institutions and others.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Michele A.H. Allong

Name:	Michele A.H. Allong

Title:	Authorized Signatory

Citigroup Global Markets Inc.

By:	/s/ Sandip Sen

Name:	Sandip Sen

Title:	Managing Director